Exhibit 21.1

Subsidiaries of SI International, Inc.

Subsidiary Name	State of Incorporation
SI International Telecom Corporation	Delaware
Statistica, Inc.	Maryland
WPI, Inc.	Maryland
SI Enterprise Consulting Corporation	Delaware
System Technology Associates, Inc.	Colorado